Novan, Inc.
4020 Stirrup Creek Drive
Suite 110
Durham, North Carolina 27703

April 11, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novan, Inc.
Preliminary Proxy Materials
Securities and Exchange Commission File No.: 001-37880

Dear Sir or Madam:

Pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended, enclosed for filing with the Commission are the following preliminary proxy materials in connection with the 2022 Annual Meeting of Stockholders of Novan, Inc. (the “Company”) to be held on June 2, 2022:

i) Cover page in the form set forth in Schedule 14A entitled “Schedule 14A Information”;

ii) A preliminary copy of the Proxy Statement, including brief letter to stockholders and Notice of Virtual Annual Meeting of Stockholders; and

iii) A preliminary copy of the form of proxy.

Definitive proxy materials are intended to be released to stockholders of the Company commencing on or about April 22, 2022.

Please contact me at (919) 485-8080 to discuss any questions you may have or if I otherwise may be of assistance.

Very truly yours,

/s/ John M. Gay
John M. Gay
Chief Financial Officer